Exhibit 99.150

Skeena Files Prefeasibility Study Technical Report for Eskay Creek

Vancouver, BC (September 1, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce that it has filed on SEDAR the independent NI 43-101 Prefeasibility Study (“PFS”) Technical Report for the Eskay Creek gold-silver project (“Eskay Creek”) as per the Company’s news release dated July 22, 2021. A copy of the Technical Report is also located on the Eskay Creek project page of the Company’s website.

Qualified Persons

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has validated and approved the technical and scientific content of this news release.

Sheila Ulansky, P.Geo., Senior Resource Geologist for SRK Consulting (Canada) Inc., is an independent Qualified Person as defined by NI43-101 and has reviewed and approved the contents of this news release. Ms. Ulansky is responsible for the 2021 Mineral Resource Estimate for the Eskay Creek Project.

Robert Raponi, P.Eng, Principal Metallurgist for Ausenco Engineering Canada Inc., is an independent Qualified Person as defined by NI43-101 and has reviewed and approved the contents of this news release. Mr. Raponi is responsible for processing, process and infrastructure capital and operating cost estimation, financial analysis and marketing in the PFS.

Scott Elfen, P.E., Global Practice Lead Geotechnical Services – Ausenco Engineering Canada, Inc is an independent Qualified Person as define by NI43-101 and has reviewed and approved the contents of this news release.  Mr. Elfen is responsible for site wide geotechnical program, tailings and PAG waste rock storage facility and water management tailings and waste rock storage facilities in the PFS.

Willie Hamilton, P.Eng, Mining Engineer for AGP Mining Consultants Inc., is an independent Qualified Person as defined by NI43-101 and has reviewed and approved the contents of this news release. Mr. Hamilton is responsible for the mineral reserve, mine capital and operating cost estimation as well as the mine design in the PFS.

Rolf Schmitt, P.Geo, Technical Director for ERM is an independent Qualified Person as defined by NI43-101 and has reviewed and approved the contents of this news release. Mr. Schmitt is responsible for the environmental, permitting and social aspects of the PFS.

Adrian Dance, P.Eng, Principal Consultant (Metallurgy) for SRK Consulting (Canada) Inc., is an independent Qualified Person as defined by NI43-101 and has reviewed and approved the contents of this news release. Dr. Dance is responsible for mineral processing and metallurgical testing in the PFS.

The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration and development activities on its projects.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Prefeasibility Study for Eskay Creek in July 2021 which highlights an open-pit average grade of 4.57 g/t AuEq, an after-tax NPV5% of C$1.4B, 56% IRR, and a 1.4-year payback at US$1,550/oz Au. Skeena is currently completing both infill and exploration drilling to advance Eskay Creek to full Feasibility by Q1 2022. Additionally, the Company continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Cautionary note regarding forward-looking statements

This release contains statements and information which constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the results of the PFS, completion of a feasibility study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on a number of estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s 2020 Annual Information Form dated March 25, 2021, and in the Company’s other periodic filings with securities and regulatory authorities that are available on SEDAR at www.sedar.com.

Readers should not place undue reliance on such forward-looking statements. The Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.